-------------------------
                                                         OMB APPROVAL
                                                  -------------------------
                                                  OMB Number      3235-0116
                                                  Expires:    August 31, 2005
                                                  Estimated average burden
                                                  hours per response.... 6
                                                  -------------------------

                                  FORM 6-K
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16
                   OF THE SECURITIES EXCHANGE ACT OF 1934

For the months of June and July, 2003

Commission File Number 1-7953

                             RIO ALGOM LIMITED
              (Translation of Registrant's name into English)

SUITE 3400, 66 WELLINGTON STREET WEST,                               M5H 1N6
    TORONTO, ONTARIO, CANADA                                        (Zip Code)
    (Address of Principal Executive Offices)

                               (416) 868-7544
            (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F         Form 40-F   X
                                -----             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes        No   X
                                -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Submitted with this Form 6-K are the following documents:

     Rio Algom Limited press release dated June 27, 2003 concerning the redemption on August 7, 2003 of all of the issued and outstanding US$150 million 9 3/8% preferred securities, consisting of 9 3/8% unsecured junior subordinated debentures of Rio Algom Limited due September 30, 2047.

     Material Change Report dated July 2, 2003 filed by Rio Algom Limited with Canadian securities regulatory authorities concerning the redemption on August 7, 2003 of all of the issued and outstanding US$150 million 9 3/8% preferred securities, consisting of 9 3/8% unsecured junior subordinated debentures of Rio Algom Limited due September 30, 2047.

                                                        Contact:

                                                        Francis McAllister

RIO ALGOM                      NEWS                     Tel: (713) 961-8625



FOR IMMEDIATE RELEASE

Toronto, Ontario - June 27, 2003 - Rio Algom Limited announced today that it will redeem on August 7, 2003 all of the issued and outstanding US$150 million 9 3/8% preferred securities, consisting of 9 3/8% unsecured junior subordinated debentures of Rio Algom due September 30, 2047 (CUSIP No.:
766889877). The preferred securities trade on the New York Stock Exchange under the symbol ROM_p.

Holders of the preferred securities will be entitled to receive US$25 in principal and US$0.234375 in accrued and unpaid interest to and including August 6, 2003 in full payment for each US$25 principal amount of preferred securities. Preferred securityholders will be receiving shortly a notice setting out instructions regarding the redemption from the trustee under the indenture governing the securities to be redeemed, The Bank of New York (Telephone: (212) 815-5346). From and after August 7, 2003, all interest on the preferred securities will cease.

Certain statements contained in this press release that do not relate to historical information may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and thus would be prospective. Forward-looking statements are subject to risks, uncertainties and other factors. The Corporation disclaims any responsibility to update any forward-looking statements.

                           MATERIAL CHANGE REPORT

                                PURSUANT TO

           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
               SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
             SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                 SECTION 73 OF THE SECURITIES ACT (QUEBEC)
             SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
             SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1 - REPORTING ISSUER

        Rio Algom Limited
        66 Wellington Street West
        Suite 4200
        Toronto, Ontario  M5K 1N6
        (the "ISSUER")

ITEM 2 - DATE OF MATERIAL CHANGE

        June 27, 2003

ITEM 3 - PRESS RELEASE

        The Issuer disseminated a press release on June 27, 2003 using Canada Newswire.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

        On June 27, 2003, the Issuer announced that it will redeem on August 7, 2003 all of the issued and outstanding US$150 million 9 3/8% preferred securities, consisting of 9 3/8% unsecured junior subordinated debentures of the Issuer due September 30, 2047 (the "SECURITIES") (CUSIP
Number: 766889877).

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

        On June 27, 2003, the Issuer announced that it will redeem on August 7, 2003 all of the issued and outstanding Securities (CUSIP Number:
766889877). The Securities trade on the New York Stock Exchange under the symbol ROM_p.

        Holders of the Securities will be entitled to receive US$25 in principal and US$0.234375 in accrued and unpaid interest to and including August 6, 2003 in full payment for each US$25 principal amount of Securities. The Issuer also announced that holders of the Securities will be receiving shortly a notice setting out instructions regarding the redemption from the trustee (The Bank of New York (Telephone: (212) 815-5346)) under the indenture governing the Securities. From and after August 7, 2003, all interest on the Securities will cease.

ITEM 6 - RELIANCE ON CONFIDENTIALITY SECTIONS OF THE SECURITIES ACTS

        Not applicable.

ITEM 7 - OMITTED INFORMATION

        No material information has been omitted from this material change report.

ITEM 8 - SENIOR OFFICER

        Any enquiries with respect to this material change report should be made to Peter de Zwart, Corporate Secretary of the Issuer, at (713) 961-8237.

ITEM 9 - STATEMENT OF SENIOR OFFICER

        The foregoing accurately discloses the material change referred to herein.

        DATED this 2nd day of July, 2003.

                                               /s/ Peter de Zwart
                                               ----------------------------
                                               Peter de Zwart
                                               Corporate Secretary

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 2, 2003


                                                 RIO ALGOM LIMITED
                                                 (Registrant)

                                            By:  /s/ Peter de Zwart
                                                 ---------------------------
                                                 Name:  Peter de Zwart
                                                 Title: Corporate Secretary